Exhibit 99.124

Gunnison Copper Recognized by Arizona Governor Katie Hobbs for Job Creation at Johnson Camp

US$2 Million in Refundable Arizona Tax Credits Approved Following the Creation of 81 Jobs in 2025, with 19 Additional Jobs Expected in 2026

Phoenix, Arizona--(Newsfile Corp. - September 23, 2026) - Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce that President and CEO Craig Hallworth and People First Leader Alex Bovell recently met with the Honorable Katie Hobbs, Governor of Arizona, in recognition of the Company’s partnership with the State of Arizona and its approval under the Arizona Commerce Authority’s (“ACA”) Qualified Facility Tax Credit (“QFTC”) Program.

The meeting follows Gunnison’s May 2026 announcement that its Arizona operations had been approved under the QFTC Program, providing the Company with access to non-dilutive, refundable state income tax credits tied to qualifying capital investment and job creation. Gunnison created 81 qualifying jobs during the 2025 tax year and expects to receive US$1.62 million in cash from refundable tax credits in Q4 2026. The Company expects to create an additional 19 qualifying jobs during the 2026 tax year and receive a further US$0.38 million in refundable tax credits in Q4 2027. In total, the program is expected to provide Gunnison with US$2.0 million in non-dilutive cash funding based on the creation of 100 jobs at Johnson Camp.

From left: Alex Bovell, People First Leader of Gunnison; Arizona Governor Katie Hobbs; and Craig Hallworth, President and CEO of Gunnison.

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The QFTC Program is designed to encourage investment in Arizona manufacturing facilities while creating high-quality employment opportunities in the state. Gunnison’s approval under the program supports the Company’s mission to produce American copper in Arizona while creating high-quality local jobs and strengthening domestic supply chains.

Gunnison has delivered on those commitments through the ramp-up of its Johnson Camp Mine (“JCM”), where the 81 jobs created during the 2025 tax year are supporting employment and economic activity in southern Arizona. JCM is producing copper cathode, while Gunnison continues to advance its flagship Gunnison Project toward development.

Craig Hallworth, President and CEO of Gunnison Copper, commented:

“It was a privilege to meet with Governor Hobbs and personally thank her for her leadership and strong support for job creation, economic development and responsible mining in Arizona. We are sincerely grateful to the Governor, her administration and the Arizona Commerce Authority for their partnership and recognition of Johnson Camp’s contribution to Cochise County and the State. We look forward to building on this partnership as we continue investing in Arizona and advance the much larger Gunnison Project.”

Governor Katie Hobbs commented:

“Gunnison Copper’s investment at Johnson Camp is creating high-quality jobs in Cochise County and strengthening Arizona’s position as a leader in American copper production,” said Governor Katie Hobbs. “My administration is committed to delivering opportunity to Arizonans in rural communities, and these jobs demonstrate the tangible benefits of our partnership with Gunnison and the Arizona Commerce Authority. Together we are bolstering Arizona’s manufacturing economy and critical supply chains.”

The QFTC approval forms part of Gunnison’s growing track record of government support as the Company advances its U.S. copper production and development strategy. The Company continues to engage with state and federal agencies on opportunities that support domestic critical mineral production, manufacturing and secure U.S. supply chains.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and approved the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the expected receipt and timing of US$1.62 million in refundable tax credits in Q4 2026; (ii) the expected creation of an additional 19 qualifying jobs during the 2026 tax year and the expected receipt and timing of a further US$0.38 million in refundable tax credits in Q4 2027; (iii) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (iv) the continued funding of the stage 2 work program by Nuton; (v) the details and expected results of the stage two work program; (vi) future production and production capacity from the Company’s mineral projects; (vii) the results of the preliminary economic assessment on the Gunnison Project; and (viii) the exploration and development of the Company’s mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the Company satisfying all applicable QFTC Program requirements, the timing and receipt of the expected refundable tax credits, the creation and qualification of the expected additional jobs, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, timelines for government review of permit applications, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not satisfying applicable QFTC Program requirements, delays in or failure to receive the expected refundable tax credits, the Company not creating or qualifying the expected additional jobs, the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in review and approval of work plans and permits, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

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